1 For Immediate Release: June 7, 2024 Attention: Business Editors VERSABANK RECEIVES FIRST OF TWO U.S. APPROVALS FOR U.S. BANK ACQUISITION – Acquisition Will Enable VersaBank to Broadly Launch its Unique and Highly Successful Receivable Purchase Program Financing Solution in the United States – LONDON, ON/CNW – VersaBank (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today announced it has received formal approval of its proposed acquisition of Minnesota-based Stearns Bank Holdingford (the “Stearns Holdingford Acquisition”), a national OCC-licensed bank, from the U.S. Federal Reserve. The Federal Reserve is one of two U.S. regulatory approvals required for VersaBank to proceed with the Stearns Holdingford Acquisition. VersaBank expects a decision from the other U.S. regulatory authority, the Office of the Comptroller of the Currency (the “OCC”) shortly. Should VersaBank receive a favourable decision from the OCC, it will immediately seek approval of the Stearns Holdingford Acquisition from its Canadian regulator, the Office of the Superintendent of Financial Institutions (OSFI). “Completion of this acquisition would enable VersaBank to broadly launch our unique and attractive Receivable Purchase Program (RPP) in the United States,” said David Taylor, President and Chief Executive Officer, VersaBank. “For well over a decade, we have proven out our RPP model in Canada and now look forward to the opportunity to enter the world’s largest financing market and further capitalize on the significant operating leverage in our branchless, business-to-business digital banking model." The Federal Reserve’s Order of Approval for the Stearns Holdingford Acquisition is available here: Order Approving the Acquisition of a Bank (federalreserve.gov). About VersaBank VersaBank is a Canadian Schedule I chartered (federally licensed) bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model in 1993 using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis. VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A.

2 Forward-Looking Statements VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings and with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this press release that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of our control. Risks exist that predictions, forecasts, projections, and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as several important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and U.S. economy in general and the strength of the local economies within Canada and U.S. in which we conduct operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the U.S. Federal Reserve; changing global commodity prices; the effects of competition in the markets in which we operate; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts including the crisis in Ukraine and the impact of the crisis on global supply chains; the impact of new variants of COVID-19 and the Bank’s anticipation of and success in managing the risks implicated by the foregoing. For a detailed discussion of certain key factors that may affect our future results, please see our annual MD&A for the year ended October 31, 2022. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in this document and the related management’s discussion and analysis is presented to assist our shareholders and others in understanding our financial position and may not be appropriate for any other purposes. Except as required by securities law, we do not undertake to update any forward-looking statement that is contained in this document and the related management’s discussion and analysis or made from time to time by the Bank or on its behalf. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X